Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

02042944

27 June 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
**WASHINGTON DC 20549**
USA



Dear Sir

**NEDCOR LIMITED: FURTHER CAUTIONARY ANNOUNCEMENT**

**TERMS OF THE CLAW-BACK OFFER – FILE NO: 82.3893**

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach copies of announcements published on the News Service of the JSE Securities Exchange South Africa, for your information.



Yours faithfully

pp **GS Nienaber**
GROUP SECRETARY

dlw 7/30

cc: Stephen Siller

Proof 1 to Bus Day and Beeld on the 27/06/02 Size 20x5 Spell check WT
Jonathan Clark 480-1013 480-1780 clarkj@nib.co.za

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

NEDCOR
INVESTMENT BANK

Nedcor Investment Bank Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1963/003972/06)
Share code: NIB ISIN: ZAE000019030
("NIB")

# FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders of Nedcor and NIB ("shareholders") are referred to announcements dated 22 April 2002 and 28 May 2002 wherein shareholders were advised that the board of directors of Nedcor was considering the possibility of proposing a transaction in terms of which Nedcor would acquire the issued share capital of NIB not already owned by Nedcor.

Subject *inter alia* to the Cape of Good Hope Division of the High Court sanctioning the scheme of arrangement ("scheme of arrangement") in terms of section 311 of the Companies Act, No 61 of 1973, as amended, proposed by Nedcor between BoE Limited and its shareholders (the "BoE Scheme"), the Order of Court being registered by the Registrar of Companies and the BoE Scheme becoming unconditional, the board of directors of Nedcor has resolved that a company within the Nedcor Group will propose a scheme of arrangement between NIB and its shareholders other than Nedcor (the "NIB Scheme"). A sub-committee of independent directors of NIB's board has been appointed to consider the terms of the NIB Scheme, as and when they are notified to NIB, and such sub-committee has in turn appointed Deutsche Securities (SA) (Pty) Limited as independent financial adviser to NIB.

Shareholders are accordingly advised to continue to exercise caution when dealing in their shares until a further announcement is made.

Johannesburg
26 June 2002

**Investment bank and sponsor to Nedcor and NIB**

NEDCOR
INVESTMENT BANK

**Joint sponsor to Nedcor and NIB**

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

**Corporate law advisers and consultants to Nedcor and NIB**

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD

**Independent financial adviser to NIB**

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

INCC

# NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor" or "the Company")

## TERMS OF THE CLAW-BACK OFFER

1. **Introduction**

Shareholders of Nedcor are referred to the announcement dated 19 June 2002, setting out the intention of the board of directors of Nedcor to implement a renounceable claw-back offer ("Claw-back Offer") to Nedcor shareholders. Nedcor will raise R421 701 258 through the subscription by Old Mutual (South Africa) Limited or any of its wholly-owned subsidiaries ("Old Mutual") for 3 269 002 new ordinary shares in Nedcor ("New Ordinary Shares"). Nedcor shareholders will then have the right to acquire their *pro rata* portion of the New Ordinary Shares on the terms set out in paragraph 4 below.

2. **Background**

A claw-back offer effectively amounts to a fully underwritten 'reverse' rights offer in that the claw-back offer proceeds are paid to the Company by one investor, in this case Old Mutual, against the allotment of new shares in the Company. The claw-back offer then affords the Company's shareholders the opportunity to 'claw-back' the shares thus allocated through an entitlement in proportion to their existing shareholdings or to renounce such right to a renouncee. Shares not acquired pursuant to the claw-back offer remain with the investor, in this case Old Mutual.

The Claw-back Offer constitutes a part of the financing arrangements put in place to enable Nedcor to acquire the entire issued share capital of BoE Limited ("BoE"). Details of the acquisition of BoE by Nedcor by way of a scheme of arrangement (the "BoE Scheme") in terms of section 311 of the Companies Act, No 61 of 1973, as amended, proposed by Nedcor between BoE and its shareholders are set out in a circular to Nedcor shareholders dated 10 June 2002.

3. **Subscription by Old Mutual**

Nedcor will raise R421 701 258, before expenses, through the subscription by Old Mutual for the right to be allotted 3 269 002 New Ordinary Shares at 12 900 cents per share.

The application price of 12 900 cents per share ("the Subscription Price") is the closing price of Nedcor shares, as quoted on the JSE Securities Exchange South Africa ("the JSE") on Friday, 19 April 2002, being the last trading day prior to the announcement of the BoE Scheme. Shareholders are advised that the Subscription Price exceeds Nedcor's current share price of 11 880 cents (the closing price of Nedcor shares on 25 June 2002).

Old Mutual currently holds 130 560 916 Nedcor shares (excluding the New Ordinary Shares), representing 52,88% of Nedcor's issued share capital and consequently, will be entitled to retain 1 733 822 of the New Ordinary Shares.

4. **Terms of the Claw-back Offer**

In terms of the Claw-back Offer, Nedcor offers for subscription by way of letters of allocation ("letters of allocation") to its shareholders recorded in the register as such on Wednesday, 10 July 2002 (the "Record Date"), a total of 3 269 002 New

Old Mutual currently holds [illegible] Nedcor shares (excluding the New Ordinary Shares), representing [illegible] of Nedcor's issued share capital and consequently, will be entitled to retain 1 733 822 of the New Ordinary Shares.

4. **Terms of the Claw-back Offer**

In terms of the Claw-back Offer, Nedcor offers for subscription by way of letters of allocation ("letters of allocation") to its shareholders recorded in the register as such on Wednesday, 10 July 2002 (the "Record Date"), a total of 3 269 002 New Ordinary Shares at an issue price of 12 900 cents per share, payable in full on acceptance in the currency of South Africa in the ratio of 1,32408 New Ordinary Shares for every 100 shares held on the Record Date. BoE shareholders who, subject to the BoE Scheme becoming unconditional, will receive Nedcor consideration shares pursuant to the BoE Scheme, will not be recorded as shareholders of Nedcor on the Record Date and will thus not participate in the Claw-back Offer.

A total of 3 269 002 New Ordinary Shares will therefore be allotted, of which 1 733 822 shares will be credited to Old Mutual's Central Securities Depository Participant ("CSDP"). Once the Claw-back Offer has closed, Old Mutual's CSDP will be credited with the balance of the New Ordinary Shares not applied for by the other Nedcor shareholders and their renouncees, and the subscription price will be refunded to Old Mutual in respect of those shares for which acceptances and payments are received from such shareholders or their renouncees under the Claw-back Offer.

The New Ordinary Shares to be allotted in terms of the Claw-back Offer will, upon allotment and issue, rank *pari passu* with the previously issued ordinary shares of Nedcor.

5. **Salient dates**

The dates and time of the Claw-back Offer are as follows:

| | **2002** |
|---|---|
| Last day to trade in Nedcor shares to settle by the record date and hence qualify to participate in the Claw-back Offer (*cum* entitlement) on | Wednesday, 3 July |
| Listing of letters of allocation on the JSE from the commencement of trade on | Thursday, 4 July |
| Nedcor shares commence trading *ex*-Claw-back Offer participation on the JSE on | Thursday, 4 July |
| Record date in order to be entitled as a shareholder to participate in the Claw-back Offer on | Wednesday, 10 July |
| Subscription by Old Mutual for New Ordinary Shares on | Wednesday, 10 July |
| Claw-back Offer opens at the commencement of trade on the JSE and circular and form of instruction in respect of letters of allocation ("forms of instruction"), where applicable, mailed to entitled shareholders on | Thursday, 11 July |
| Last day for trading in letters of allocation on the JSE in order to settle by Thursday, 8 August 2002 on | Thursday, 1 August |
| Listing of New Ordinary Shares on the JSE from commencement of trading on | Friday, 2 August |
| Claw-back Offer closes and payment and forms of instruction to be received by the transfer secretaries by no later than 14:30 on | Thursday, 8 August |
| Final date for acceptance of forms of instruction and payment of the subscription price (*see note below*) on | Thursday, 8 August |
| Entitlements in terms of the Claw-back Offer available/posted and CSDP accounts credited with shares and debited with payment on | Monday, 12 August |

**Note:**
Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the Claw-back Offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his or her CSDP or broker.

6. **Conditions precedent**

The Claw-back Offer is conditional upon:

- the Cape of Good Hope Provincial Division of the High Court sanctioning the BoE Scheme, the Order of Court being registered by the Registrar of Companies ("the Registrar") and the BoE Scheme becoming unconditional; and
- to the extent necessary, the registration by the Registrar of the Claw-back Offer documentation.

An announcement will be published on SENS on or about Wednesday, 3 July 2002 if these conditions precedent are not fulfilled or if the time for their fulfilment is to be extended.

- the Cape of Good Hope Provincial Division of the High Court sanctioning the BoE Scheme, the Order of Court being registered by the Registrar of Companies ("the Registrar") and the BoE Scheme becoming unconditional; and
- to the extent necessary, the registration by the Registrar of the Claw-back Offer documentation.

An announcement will be published on SENS on or about Wednesday, 3 July 2002 if these conditions precedent are not fulfilled or if the time for their fulfilment is to be extended.

**7. Listings**

Subject to the fulfilment of the conditions precedent set out in paragraph 6 above, the JSE has granted listings for:

- the letters of allocation from the commencement of trade on the JSE on Thursday, 4 July 2002 to the close of trade on the JSE on Thursday, 1 August 2002; and
- the New Ordinary Shares from the commencement of trade on Friday, 2 August 2002.

**8. Documentation and further announcement**

Subject to the fulfilment of the conditions precedent set out in paragraph 6 above, the Claw-back Offer circular and the forms of instruction in respect of the letters of allocation will be mailed to Nedcor shareholders on Thursday, 11 July 2002. A further announcement will be made on or about Monday, 12 August 2002, setting out the results of the Claw-back Offer.

Johannesburg
26 June 2002

**Investment bank and joint sponsor**

NEDCOR
INVESTMENT BANK

**Corporate law advisers and consultants**

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD

**Joint sponsor**

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

**Subscriber to the Claw-back Offer**

OLD MUTUAL

INCC